

October 26, 2010

Daniel R. Herndon
Chairman, President and Chief Executive Officer
Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, LA 71101

Re: **Home Federal Bancorp, Inc. of Louisiana**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed October 12, 2010
        File No. 333-169230

Dear Mr. Herndon:

We have reviewed your registration statement and response letter dated October 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We reissue comment 3 from our letter dated September 30, 2010.

Summary

Reasons for the Conversion and Offering, page 3

2.   We reissue comment 5 from our letter dated September 30, 2010.

3.   Please revise to more fully explain the changes mentioned in the fourth bullet point.

4.   Please revise to disclose whether your board of directors considered any disadvantages to investors and shareholders of carrying out the conversion at this time, for example, the impact of the transaction on return on equity and the impact of current timing of the transaction on the exchange ratio rather than under improved market conditions. Do the same under the heading "Reasons for the Conversion and Offering" on page 87 and in the proxy statement/prospectus.

Benefits to Management form the Conversion and Offering, page 8

5.   We note that in response to prior comment 4 in our letter dated September 30, 2010 that you have deleted the tables presenting the total value of all shares, based on ranges of market prices from $8.00 to $14.00 per share, expected to be available for the stock recognition and retention plan and under the new stock option plan. Since these tables do not appear elsewhere in the filing, please reinsert the tables into the "Management" section.

How We Determined the Offering Range and the Exchange Ratio, page 96

6.   Please revise the first paragraph following the pricing ratio tables on page 98 to be consistent in your discussion of the offering range (i.e., midpoint versus maximum).

Proxy Statement/Prospectus

Summary

The Exchange of Home Federal Bancorp Common Stock, page 10

7.   Please revise the proxy statement/prospectus to eliminate language such as "If you are a shareholder of Home Federal Bancorp...."

Shareholder Proposals and Nominations for the 2011 Annual Meeting, page 68

8.   We note your disclosure that following the conversion of the offering, the bylaws of the new holding company will govern the procedures for shareholder proposals and nominations for election to the Board of Directors at your annual meetings. However, based on the exhibits to the registration statement, it appears that the articles, not the bylaws, will govern these procedures. Please confirm and revise as appropriate. Additionally, in the third through fifth paragraphs of this section, please more clearly differentiate between your requirements for proposals and director nominations to be included in your proxy solicitation materials and for those submitted outside the processes of Rule 14a-8. Refer to Item 1(c) of Schedule 14A and Rule 14a-5(e) of the Exchange Act.

Daniel R. Herndon
Home Federal Bancorp, Inc. of Louisiana
October 26, 2010
Page 3

Exhibits

Exhibit 8.1

9.   We note that counsel revised the tax opinion pursuant to prior comment 23 in our letter
        dated September 30, 2010. In addition, it is not appropriate for counsel to base its
        opinion in paragraph 21 on the first sentence in the second paragraph following opinion
        paragraph 25. Please revise. Please also make appropriate revisions to the Tax Aspects
        section in the prospectus.

        Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any
questions.

                                                Sincerely,

                                                Michael Seaman
                                                Special Counsel

cc: (facsimile only)

        Eric M. Marion
        Elias, Matz, Tiernan & Herrick L.L.P.